Exhibit 99.1

TSX: CCO	website: cameco.com
NYSE: CCJ	currency: Cdn (unless noted)
2121 — 11th Street West, Saskatoon, Saskatchewan, S7M 1J3 Canada
Tel: (306) 956-6200 Fax: (306) 956-6201
Cameco reports second quarter financial results
•	second quarter results as expected

•	sales and revenue guidance for the year reconfirmed

•	extensive portfolio of long-term sales contracts provide stability in current market

•	new management team reconfirms corporate growth strategy

•	at Cigar Lake, resumed sinking of shaft 2 and received regulatory approval of mine plan
Saskatoon, Saskatchewan, Canada, August 4, 2011
Cameco (TSX: CCO; NYSE: CCJ) today reported its consolidated financial and operating results for the second quarter ended June 30, 2011 in accordance with International Financial Reporting Standards (IFRS).
“Through the second quarter of 2011 our operations demonstrated reliable production, keeping us on track for the year. At Cigar Lake, we continue to make significant progress,” said president and CEO Tim Gitzel. “We also made changes to Cameco’s management team to ensure we have the right mix of experience and energy to execute on our strategy to double annual uranium production by 2018.
“As we anticipated, this quarter’s financial results were lower due to variability in the timing of uranium deliveries. We expect our sales will be heavily weighted to the second half of the year and anticipate stronger results in the third and fourth quarters.
“With our extensive portfolio of long-term sales contracts, we are in the enviable position of being heavily committed until 2016, which provides us with financial stability as we pursue our corporate growth strategy.
“Over the longer term, we remain confident in the strong fundamentals of the uranium market. World demand for safe, clean, reliable, affordable energy continues to grow and the need for nuclear as part of the world’s energy mix remains as compelling as ever.”

Highlights	Three months ended June 30			Six months ended June 30
($ millions except per share amounts)	2011	2010	change	2011	2010	change

Revenue	426	546	(22)%	880	1,031	(15)%

Net earnings	54	70	(23)%	145	213	(32)%

$ per common share (basic)	0.14	0.18	(22)%	0.37	0.54	(31)%

$ per common share (diluted)	0.14	0.18	(22)%	0.37	0.54	(31)%

Adjusted net earnings (non-IFRS/GAAP measure, see page 4)	70	116	(40)%	154	228	(32)%

$ per common share (adjusted and diluted)	0.18	0.29	(38)%	0.39	0.58	(33)%

Cash provided by operations (after working capital changes)	20	271	(93)%	286	417	(31)%

Transition to IFRS
Effective January 1, 2011, we adopted IFRS for Canadian publicly accountable enterprises. Our unaudited condensed consolidated interim financial statements for the period ended June 30, 2011 (interim financial statements) have been prepared using IFRS. Amounts relating to the year ended December 31, 2010 in this document, our interim financial statements and related second quarter management’s discussion and analysis (second quarter MD&A) have been recast to reflect our adoption of IFRS. Details of the more significant accounting differences can be found in note 3 to our interim financial statements.
Second quarter
As anticipated, our results for the second quarter and the first six months of 2011 were impacted by lower uranium sales volumes. We continue to expect sales to be heavily weighted toward the second half of the year. Net earnings attributable to our shareholders (net earnings) this quarter were $54 million ($0.14 per share diluted) compared to $70 million ($0.18 per share diluted) in the second quarter of 2010. Net earnings were down this quarter due to the items noted below, partially offset by higher gains on foreign exchange derivatives. The Canadian dollar strengthened in the second quarter of 2011 whereas it weakened relative to the US dollar in the second quarter of 2010.
On an adjusted basis, our earnings this quarter were $70 million ($0.18 per share diluted) compared to $116 million ($0.29 per share diluted) (non-IFRS/GAAP measure, see page 4) in the second quarter of 2010. The decline was due to:
•	lower earnings from our uranium business due to lower sales and an increase in the average cost of product sold, partially offset by an increase in the realized price

•	lower earnings from our electricity business due to a decline in sales, lower realized prices and higher costs

•	higher income taxes
See Financial results by segment for more detailed discussion.
First six months
Net earnings in the first six months of the year were $145 million ($0.37 per share diluted) compared to $213 million ($0.54 per share diluted) in the first six months of 2010. Net earnings were lower than in 2010 due to the items noted below, partially offset by higher gains on foreign exchange derivatives.
On an adjusted basis, our earnings for the first six months of this year were $154 million ($0.39 per share diluted) compared to $228 million ($0.58 per share diluted) (non-IFRS/GAAP measure, see page 4). The decline was due to:
•	lower earnings from our electricity business due to a decline in sales, lower realized prices and higher costs

•	lower earnings from our uranium business due to lower sales and an increase in the average cost of product sold, partially offset by an increase in the realized price

•	lower earnings from our fuel services business due to lower average realized prices and an increase in the average cost of product sold

•	higher income taxes
See Financial results by segment for more detailed discussion.
Outlook for 2011
Over the next several years, we expect to invest significantly in expanding production at existing mines and advancing projects as we pursue our growth strategy. The projects are at various stages of development, from exploration and evaluation to construction.
We expect our existing cash balances and operating cash flows will meet our anticipated requirements over the next several years, without the need for significant additional funding. Cash balances will decline gradually as we use the funds in our business and pursue our growth plans.

Our outlook for 2011 reflects the expenditures necessary to help us achieve our strategy. Our outlook for fuel services unit cost of produced product sold, electricity capacity and capital expenditures has changed from the outlook included in our first quarter MD&A. We explain the changes below. All other items in the table are unchanged. We do not include an outlook for the items in the table that are marked with a dash.
See Financial results by segment for details.

	Consolidated	Uranium	Fuel services	Electricity

Production	—	21.9 million lbs	15 to 16 million kgU	—

Sales volume	—	31 to 33 million lbs	Increase 10% to 15%	—

Capacity factor	—	—	—	87%

Revenue compared to 2010	Increase 5% to 10%	Increase 10% to 15%[1]	Increase 5% to 10%	Decrease 10% to 15%

Unit cost of produced product sold (including DDR)	—	Increase 0% to 5%[2]	Increase 5% to 10%	Increase 10% to 15%

Direct administration costs compared to 2010[3]	Increase 15% to 20%	—	—	—

Exploration costs compared to 2010	—	Decrease 5% to 10%	—	—

Tax rate	Recovery of 0% to 5%	—	—	—

Capital expenditures	$590 million[4]	—	—	$80 million

[1]	Based on a uranium spot price of $52.25 (US) per pound (the Ux spot price as of August 1, 2011), a long-term price indicator of $68.00 (US) per pound (the Ux long-term indicator on July 25, 2011) and an exchange rate of $1.00 (US) for $0.95 (Cdn).

[2]	This increase is based on the unit cost of sale for produced material. Any additional discretionary purchases in 2011 may cause the overall unit cost of product sold to increase further.

[3]	Direct administration costs do not include stock-based compensation expenses.

[4]	Does not include our share of capital expenditures at BPLP.
Our customers choose when in the year to receive deliveries of uranium and fuel services products, so our quarterly delivery patterns, and therefore our sales volumes and revenue, can vary significantly. This year, we expect deliveries will be heavily weighted to the second half of the year. We expect deliveries in the fourth quarter to account for about one-third of our 2011 sales volumes.
We now expect unit cost of produced product sold for fuel services to increase by 5% to 10% over 2010 (previously a 2% to 5% increase) primarily due to increased sales in the fuel manufacturing division.
Electricity capacity factor in 2011 is expected to decrease to 87% compared to 89% as previously reported. The change in outlook is largely the result of increased planned outage days when compared to 2010.
We expect capital expenditures to be about $590 million in 2011 compared to our previous estimate of $620 million due to changes in the scheduling of some projects. We do not expect this reduction in capital expenditures in 2011 will impact our plans to double annual uranium production by 2018.
Sensitivity analysis
For the rest of 2011:
•	a change of $5 (US) per pound in both the Ux spot price ($52.25 (US) per pound on August 1, 2011) and the Ux long-term price indicator ($68.00 (US) per pound on July 25, 2011) would change revenue by $22 million and net earnings by $16 million

•	a change of $5 in the electricity spot price would change our 2011 net earnings by $1 million, based on the assumption that the spot price will remain below the floor price of $50.18 provided for under BPLP’s agreement with the Ontario Power Authority (OPA)

•	a one-cent change in the value of the Canadian dollar versus the US dollar would change revenue by $10 million and adjusted net earnings by $3 million. This sensitivity is based on an exchange rate of $1.00 (US) for $0.95 (Cdn).
Adjusted net earnings (non-IFRS/GAAP measures)
Adjusted net earnings is a measure with no standardized meaning under IFRS (non-IFRS measure). We use this measure as a more meaningful way to compare our financial performance from period to period. Adjusted net earnings is our net earnings adjusted for unrealized gains and losses on our financial instruments to better reflect the underlying financial performance for the reporting period. The adjusted earnings measure reflects the matching of the net benefits of our hedging program with the inflows of foreign currencies. We also used this measure prior to adoption of IFRS (non-GAAP measure).
Adjusted net earnings is non-standard supplemental information, and not a substitute for financial information prepared according to accounting standards. Other companies may calculate this measure differently. The table below reconciles adjusted net earnings with our net earnings.

	Three months ended		Six months ended
	June 30		June 30
($ millions)	2011	2010	2011	2010

Net earnings	54	70	145	213

Adjustments on derivatives (after tax)[1]	16	46	9	15

Adjusted net earnings	70	116	154	228

[1]	In 2008, we opted to discontinue hedge accounting for our portfolio of foreign currency forward sales contracts. Since then, we have adjusted our gains or losses on derivatives as reported under IFRS to reflect what our earnings would have been had we continued to apply hedge accounting.
Uranium market update
It has been almost five months since the Fukushima-Daiichi nuclear power plant was damaged by the devastating earthquake and tsunami in Japan. As Japan continues to manage the effects of these events on its nuclear reactor fleet, the future role of nuclear energy in that country is also being discussed. While there are reports of strong support for nuclear from various industry groups in Japan, public sentiment is reportedly more cautious.
Other countries around the world have now had time to do a preliminary review of their nuclear programs. With very few exceptions, we see these countries continuing their commitment to nuclear energy. India, China, France, Russia, South Korea, the United Kingdom, Canada, the United States, and almost every other country with a nuclear program are maintaining nuclear as a part of their energy mix.
There are a few exceptions, Germany being the most notable. Germany, which has 17 nuclear reactors, representing 5% of the global generating capacity, has decided to revert to its previous phase out policy. Currently, eight of its reactors (about 2% of global generating capacity) are shutdown; we do not expect these reactors to restart. Germany has indicated it plans to shut down the remaining nine reactors by 2022.
Despite these changes, the nuclear industry is growing. Other previously non-nuclear countries are considering adding nuclear to their energy programs in the future. Saudi Arabia, for example, recently announced its plan to build 16 reactors by 2030. Its plan includes building the first two reactors over the next 10 years and adding two new reactors every year thereafter. The Saudis are targeting nuclear power to provide 20% of their electricity needs in the future. Saudi Arabia has signed nuclear co-operation agreements with France and Argentina, and has announced plans to sign agreements with China and South Korea in the near future. We have not incorporated this announcement from Saudi Arabia into our supply and demand outlook below.

We have reviewed our supply and demand outlook from the first quarter and revised our estimates to reflect Germany’s decision to move away from nuclear and the current status of Japan’s nuclear fleet. As a result, we expect:
•	over the next 10 years, world uranium demand to decline to about 2.1 billion pounds, compared to our previous estimate of 2.2 billion pounds (about a 3% decline)

•	in 2020, annual world consumption to decrease to about 225 million pounds, about a 5 million pound reduction from our previous estimate. This represents an average annual growth rate of about 3%.

•	about 85 net new reactors by 2020 compared to our previous estimate of about 90

•	global uranium consumption in 2011 to decrease to about 175 million pounds, a 3% reduction from our previous estimate of about 180 million pounds

•	global uranium production to be about 145 million pounds in 2011, unchanged from our previous estimate

•	world consumption of UF6 and UO2 conversion services to decrease to about 65 million kgU in 2011 compared to our previous estimate of about 70 million kgU
Despite the expected decreases in our estimates noted above, we continue to expect annual global consumption to exceed annual global mine production by a significant margin over the next 10 years, a situation that has existed since about 1986. We expect the new supply required to meet global uranium demand to be about 270 million pounds over the next 10 years (our previous estimate was 320 million pounds).
About 70% of global uranium supply over the next 10 years is expected to come from mines currently in commercial operation, less than 20% is expected to come from existing secondary supply sources and the remainder is expected to come from new sources of supply (unchanged from our previous estimate).
With our extensive portfolio of long-term sales contracts, we are in the enviable position of being heavily committed until 2016. As a result, we expect the impact of changes in the global supply and demand outlook on us to be significantly less.
We will continue to monitor announcements and developments in the nuclear industry. When we believe we have adequate information, we will report the expected impact on our uranium supply and demand outlook.
Our industry continues to respond in a responsible manner to the events in Japan. We, and others in our industry, are reviewing the lessons learned from this event and, where applicable, incorporating them to ensure the health and safety of employees, communities and the environment. Governments, regulators and the general public are looking for assurances that every segment of the industry has learned and applied the lessons resulting from Fukushima. Our industry is applying the lessons learned and will continue to take every possible step to identify and mitigate risks.
Caution about forward-looking information relating to Fukushima
This discussion of the expected impact of the situation at the Fukushima nuclear power plant in Japan, including its potential impact on future global uranium demand and the number of operating reactors, is forward-looking information that is based upon the assumptions and subject to the material risks discussed under the heading Caution about forward-looking information beginning on page 10.
More specifically, it is based on the assumptions that:
•	we have accurately assessed the effect that the events which have already taken place will have on the regulation and public perception of the safety of nuclear power plants and the resulting impact on the demand for uranium

•	there will not be any significant adverse changes in conditions at Fukushima
It is subject to the risks that:
•	the situation could have a more significant adverse impact on the demand for uranium than we now expect based on currently available information

•	subsequent developments in the situation could result in a further reduction in uranium demand

2011 financial results by segment
Uranium

	Three months			Six months
	ended June 30			ended June 30
Highlights	2011	2010	change	2011	2010	change

Production volume (million lbs)	5.7	4.9	16%	10.5	10.9	(4)%

Sales volume (million lbs)	5.8	8.4	(31)%	11.9	14.9	(20)%

Average spot price ($US/lb)	55.04	41.42	33%	61.31	41.60	47%
Average realized price
($US/lb)	45.65	41.31	11%	46.89	41.76	12%
($Cdn/lb)	44.48	43.00	3%	46.60	44.23	5%

Cost of sales ($Cdn/lb U3O8) (including DDR)	29.61	27.79	7%	30.95	28.54	8%

Revenue ($ millions)	256	359	(29)%	554	661	(16)%

Gross profit ($ millions)	86	127	(32)%	186	234	(21)%

Gross profit (%)	34	35	(3)%	34	35	(3)%

Second quarter
Production volumes this quarter were 16% higher compared to the second quarter of 2010 primarily due to higher production at McArthur River/Key Lake. See Operating properties for more information.
Uranium revenues this quarter were down 29% compared to 2010, due to a 31% decline in sales volumes partially offset by a 3% increase in the $Cdn realized selling price.
Our realized prices this quarter were higher than the second quarter of 2010 mainly due to higher $US prices under market-related contracts, partially offset by a less favourable exchange rate. In the second quarter of 2011, our realized foreign exchange rate was $0.97 compared to $1.04 in the prior year.
Total cash cost of sales (excluding DDR) decreased by 25% ($148 million compared to $197 million in 2010). This was mainly the result of the following:
•	the 31% decline in sales volumes

•	average unit costs for produced uranium were 5% higher largely due to standby costs paid to AREVA relating to the McClean Lake JEB mill

•	average unit costs for purchased uranium were 18% higher due to increased purchases at spot prices
The net effect was a $41 million decrease in gross profit for the quarter.
The following table shows our cash cost of sales per unit (excluding DDR) for produced and purchased material, including royalty charges on produced material, and the quantity of produced and purchased uranium sold.

	Unit cash cost of sale			Quantity sold
Three months	($Cdn/lb U3O8)			(million lbs)
ended June 30	2011	2010	change	2011	2010	change

Produced	24.88	23.80	5%	3.5	6.5	(46)%

Purchased	27.01	22.82	18%	2.3	1.9	21%

Total	25.71	23.58	9%	5.8	8.4	(31)%

First six months
Production volumes for the first six months of the year were 4% lower than in the previous year due to planned variations in mill production at Rabbit Lake. See Operating properties for more information.
For the first six months of 2011, uranium revenues were down 16% compared to 2010, due to a 20% decline in sales volumes partially offset by a 5% increase in the $Cdn realized selling price. As we anticipated, deliveries in the second quarter were low.
Our realized prices were higher than the first six months of 2010 mainly due to higher $US prices under market-related contracts, partially offset by a less favourable exchange rate. In the first six months of 2011, our realized foreign exchange rate was $0.99 compared to $1.06 in the prior year.
Total cash cost of sales (excluding DDR) decreased by 11% ($323 million compared to $363 million in 2010). This was mainly the result of the following:
•	the 20% decline in sales volumes

•	average unit costs for produced uranium were 6% higher due to increased unit production costs relating to the lower production during the first six months. We continue to expect unit costs to increase by 0% to 5% for the year, compared to 2010.

•	average unit costs for purchased uranium were 23% higher due to increased purchases at spot prices
The net effect was a $48 million decrease in gross profit for the first six months.
The following table shows our cash cost of sales per unit (excluding DDR) for produced and purchased material, including royalty charges on produced material, and the quantity of produced and purchased uranium sold.

	Unit cash cost of sale			Quantity sold
Six months	($Cdn/lb U3O8)			(million lbs)
ended June 30	2011	2010	change	2011	2010	change

Produced	25.58	24.22	6%	7.5	11.0	(32)%

Purchased	29.95	24.39	23%	4.4	3.9	13%

Total	27.17	24.27	12%	11.9	14.9	(20)%

Please see our second quarter MD&A for updates to our uranium price sensitivity analysis.
Fuel services
(includes results for UF6, UO2 and fuel fabrication)

	Three months ended			Six months ended
	June 30			June 30
Highlights	2011	2010	change	2011	2010	change

Production volume (million kgU)	4.5	4.5	—	8.8	9.3	(5)%

Sales volume (million kgU)	4.0	4.6	(13)%	6.4	6.8	(6)%

Realized price ($Cdn/kgU)	17.24	15.98	8%	18.50	19.28	(4)%

Cost of sales ($Cdn/kgU) (including DDR)	14.13	12.01	18%	15.48	13.27	17%

Revenue ($ millions)	70	73	(4)%	119	131	(9)%

Gross profit ($ millions)	13	18	(28)%	19	41	(54)%

Gross profit (%)	19	25	(24)%	16	31	(48)%

Second quarter
Total revenue was $3 million lower than in 2010 as an 8% increase in the average realized price for our fuel services products was offset by an 13% decrease in sales volumes.
Our $Cdn realized price for fuel services was affected by the mix of products delivered in the quarter. In 2011, a higher proportion of fuel services sales were for fuel fabrication, which typically yields a much higher price than the other fuel services products.
The total cost of products and services sold (including DDR) increased by 4% ($57 million compared to $55 million in the second quarter of 2010) due to the mix of products delivered in the quarter which caused the average unit cost of sales to be 18% higher.
The net effect was a $5 million decrease in gross profit.
First six months
In the first six months of the year, total revenue decreased by 9% due to a 6% decrease in sales volumes and a 4% decline in the realized selling price.
The total cost of products and services sold (including DDR) increased by 11% ($100 million compared to $90 million in 2010) due to the increase in the unit cost of product sold. The average unit cost of sales was 17% higher due to lower production levels in the first six months of 2011 and the recognition of higher cost recoveries in 2010.
The net effect was a $22 million decrease in gross profit.
Electricity results
Second quarter
Total electricity revenue decreased 13% this quarter compared to the second quarter of 2010 due to lower output and lower realized prices. Realized prices reflect spot sales, revenue recognized under BPLP’s agreement with the OPA and financial contract revenue. BPLP recognized revenue of $123 million this quarter under its agreement with the OPA, compared to $80 million in the second quarter of 2010. About 60% of BPLP’s output was sold under financial contracts this quarter, compared to 39% in the second quarter of 2010. Pricing under these contracts was lower than in 2010. From time to time BPLP enters the market to lock in the gains under these contracts.
The capacity factor was 78% this quarter, down from 86% in the second quarter of 2010 due to a higher volume of outage days during this year’s planned outage compared to last year’s planned outage. Operating costs were $270 million compared to $247 million in 2010 due to higher maintenance costs incurred during outage periods and increased staff costs.
The result was a 69% decrease in our share of earnings before taxes.
BPLP distributed $55 million to the partners in the second quarter. Our share was $17 million. The partners have agreed that BPLP will distribute excess cash monthly, and will make separate cash calls for major capital projects.
During the third quarter, there is a planned maintenance outage at one unit.
First six months
Total electricity revenue for the first six months decreased 13% compared to 2010 due to lower output and lower realized prices. Realized prices reflect spot sales, revenue recognized under BPLP’s agreement with the OPA and financial contract revenue. BPLP recognized revenue of $232 million in the first six months of 2011 under its agreement with the OPA, compared to $183 million in the first six months of 2010. The equivalent of about 48% of BPLP’s output was sold under financial contracts in the first six months of this year, compared to 39% in 2010. Pricing under these contracts was lower than in 2010. From time to time BPLP enters the market to lock in the gains under these contracts.

The capacity factor was 85% for the first six months of this year, down from 92% in 2010 due to a higher volume of outage days during this year’s planned outage compared to last year’s planned outage. Operating costs were $503 million compared to $456 million in 2010 due to higher maintenance costs incurred during outage periods and increased staff costs.
The result was a 54% decrease in our share of earnings before taxes.
BPLP distributed $125 million to the partners in the first six months of 2011. Our share was $40 million.
Operations and development project updates
Uranium — production overview

Cameco’s share
(million lbs U3O8)	Three months ended June 30			Six months ended June 30
	2011	2010	change	2011	2010	change

McArthur River/Key Lake	3.7	2.5	48%	6.2	6.2	—

Rabbit Lake	0.7	1.1	(36)%	1.7	2.1	(19)%

Smith Ranch-Highland	0.5	0.4	25%	0.9	0.9	—

Crow Butte	0.2	0.2	—	0.4	0.4	—

Inkai	0.6	0.7	(14)%	1.3	1.3	—

Total	5.7	4.9	16%	10.5	10.9	(4)%

McArthur River/Key Lake
At McArthur River/Key Lake, production in the second quarter was 48% higher than the same period last year. To optimize production for the year, we rescheduled the maintenance outage at the Key Lake mill from the second quarter to the first quarter.
At Key Lake, we continued work on the new oxygen, acid and steam plants. We expect to complete and commission the plants this year.
Inkai
Production is on track for the year.
During the first six months, Inkai experienced brief interruptions to its sulphuric acid supply. This quarter, the supply shortage had a small impact on production. Sulphuric acid supply is tight in Kazakhstan due to competing demand from the fertilizer industry. We are exploring alternative sources of sulphuric acid; if availability continues to be an issue, production may be impacted for the year.
We continue to proceed with delineation drilling and the engineering of infrastructure and the test leach facility at block 3.
Cigar Lake
During the quarter, we established the freeze wall for shaft 2 and resumed shaft sinking. We expect to reach the main mine workings on the 480 metre level before the end of the year. The final depth of the shaft will be 500 metres.
As part of our surface freeze strategy, we began drilling freezeholes from surface.
We received regulatory approvals for our mine plan and to begin work on our Seru Bay project. This project involves establishing the infrastructure to allow the release of treated water directly to Seru Bay of Waterbury Lake.
For the remainder of the year, we will focus on carrying out our plans and implementing the strategies we outlined in our annual MD&A.

In our first quarter MD&A we indicated our plan to file an updated technical report in the third quarter, updating our estimates, including our capital cost estimate, production rampup schedule, operating cost estimate and mineral reserve and resource estimates. We are currently evaluating a number of strategic initiatives which may favourably impact some of these estimates. This work may not be completed in the third quarter. Once we have completed our evaluation, decided on the best course of action and incorporated the results into our mine plan, we plan to file an updated technical report.
We continue to target initial production in mid-2013.
Cigar Lake is a key part of our plan to double annual uranium production to 40 million pounds by 2018, and we are committed to bringing this valuable asset safely into production.
Fuel services
Fuel services production totalled 4.5 million kgU this quarter, the same as in the second quarter of 2010.
Production for the first six months of the year was 8.8 million kgU compared to 9.3 million kgU in the first six months of 2010. We experienced operational issues in the first quarter at the Port Hope conversion facility which were resolved following a two week shutdown. In the second quarter, we had a planned shutdown of the U02 plant to reduce inventory levels.
We expect total production to be between 15 million and 16 million kgU in 2011.
Qualified persons
The technical and scientific information discussed in this document for our material properties (McArthur River/Key Lake, Inkai and Cigar Lake) was prepared under the supervision of the following individuals who are qualified persons for the purposes of NI 43-101:

McArthur River/Key Lake		Cigar Lake

•	David Bronkhorst, vice-president, Saskatchewan mining south, Cameco	•	Grant Goddard, vice-president, Saskatchewan mining north, Cameco

•	Les Yesnik, general manager, Key Lake, Cameco

Inkai

•	Dave Neuberger, vice-president,international mining, Cameco
Caution about forward-looking information
This document includes statements and information about our expectations for the future. When we discuss our strategy, plans and future financial and operating performance, or other things that have not yet taken place, we are making statements considered to be forward-looking information or forward-looking statements under Canadian and United States securities laws. We refer to them in this document as forward-looking information.
Key things to understand about the forward-looking information in this document:
•	It typically includes words and phrases about the future, such as: anticipate, estimate, expect, plan, intend, predict, goal, target, project, potential, strategy and outlook (see examples on the following page).

•	It represents our current views, and can change significantly.

•	It is based on a number of material assumptions, including those we have listed on pages 11 & 12, which may prove to be incorrect.

•	Actual results and events may be significantly different from what we currently expect, due to the risks associated with our business. We list a number of these material risks on the following page. We recommend you also review our annual information form and our annual MD&A, which include a discussion of other material risks that could cause actual results to differ significantly from our current expectations.

•	Forward-looking information is designed to help you understand management’s current views of our near and longer term prospects, and it may not be appropriate for other purposes. We will not necessarily update this information unless we are required to by securities laws.
Examples of forward-looking information in this document
•	our expectations about 2011 and future global uranium supply, consumption, demand and number of operating reactors, including the discussion on the expected impact resulting from the situation at the Fukushima nuclear power plant in Japan

•	our goal for doubling annual production by 2018 to 40 million pounds and our expectation that existing cash balances and operating cash flows will meet anticipated requirements without the need for any significant additional funding

•	the outlook for each of our operating segments for 2011, and our consolidated outlook for the year

•	our expectation that fourth quarter deliveries will account for about one-third of 2011 sales volumes

•	our expectation that we will have stronger financial results in the third and fourth quarters of 2011

•	our expectation that we will invest significantly in expanding production at existing mines and advancing projects as we pursue our growth strategy

•	our expectation that cash balances will decline gradually as we use the funds in our business and pursue our growth plans

•	our future plans for each of our uranium operating properties, development projects and projects under evaluation, and fuel services operating sites

•	our mid-2013 target for initial production from Cigar Lake
Material risks
•	actual sales volumes or market prices for any of our products or services are lower than we expect for any reason, including changes in market prices or loss of market share to a competitor

•	we are adversely affected by changes in foreign currency exchange rates, interest rates or tax rates

•	our production costs are higher than planned, or necessary supplies are not available, or not available on commercially reasonable terms

•	our estimates of production, purchases, costs, decommissioning or reclamation expenses, or our tax expense estimates, prove to be inaccurate

•	we are unable to enforce our legal rights under our existing agreements, permits or licences, or are subject to litigation or arbitration that has an adverse outcome

•	there are defects in, or challenges to, title to our properties

•	our mineral reserve and resource estimates are inaccurate, or we face unexpected or challenging geological, hydrological or mining conditions

•	we are affected by environmental, safety and regulatory risks, including increased regulatory burdens or delays

•	we cannot obtain or maintain necessary permits or approvals from government authorities

•	we are affected by political risks in a developing country where we operate

•	we are affected by terrorism, sabotage, blockades, accident or a deterioration in political support for, or demand for, nuclear energy

•	we are impacted by changes in the regulation or public perception of the safety of nuclear power plants, which adversely affect the construction of new plants, the relicensing of existing plants and the demand for uranium

•	there are changes to government regulations or policies that adversely affect us, including tax and trade laws and policies

•	our uranium and conversion suppliers fail to fulfil delivery commitments

•	we are delayed or do not succeed in remediating and developing Cigar Lake

•	we are affected by natural phenomena, including inclement weather, fire, flood and earthquakes

•	our operations are disrupted due to problems with our own or our customers’ facilities, the unavailability of reagents, equipment, operating parts and supplies critical to production, lack of tailings capacity, labour shortages, labour relations issues, strikes or lockouts, underground floods, cave ins, tailings dam failures, and other development and operating risks

Material assumptions
•	our expectations regarding sales and purchase volumes and prices for uranium, fuel services and electricity

•	our expectations regarding the demand for uranium, the construction of new nuclear power plants and the relicensing of existing nuclear power plants not being adversely affected by changes in regulation or in the public perception of the safety of nuclear power plants

•	our expected production costs

•	our expectations regarding spot prices and realized prices for uranium, and other factors discussed in our second quarter MD&A, Price sensitivity analysis: uranium

•	our expectations regarding tax rates, foreign currency exchange rates and interest rates

•	our decommissioning and reclamation expenses

•	our mineral reserve and resource estimates

•	the geological, hydrological and other conditions at our mines

•	our Cigar Lake remediation and development plans succeed

•	our ability to continue to supply our products and services in the expected quantities and at the expected times

•	our ability to comply with current and future environmental, safety and other regulatory requirements, and to obtain and maintain required regulatory approvals

•	our operations are not significantly disrupted as a result of political instability, nationalization, terrorism, sabotage, blockades, breakdown, natural disasters, governmental or political actions, litigation or arbitration proceedings, the unavailability of reagents, equipment, operating parts and supplies critical to production, labour shortages, labour relations issues, strikes or lockouts, underground floods, cave ins, tailings dam failure, lack of tailings capacity, or other development or operating risks
Quarterly dividend notice
We announced today that our board of directors approved a quarterly dividend of $0.10 per share on the outstanding common shares of the corporation that is payable on October 14, 2011, to shareholders of record at the close of business on September 30, 2011.
Conference call
We invite you to join our second quarter conference call on Thursday, August 4, 2011 at 1:00 p.m. Eastern.
The call will be open to all investors and the media. To join the call, please dial (800) 769-8320 (Canada and US) or (416) 695-6622. An operator will put your call through. A live audio feed of the conference call will be available from a link at cameco.com. See the link on our home page on the day of the call.
A recorded version of the proceedings will be available on our website, shortly after the call, and on post view until midnight, Eastern, September 4, 2011, by calling (800) 408-3053 (Canada and US) or (905) 694-9451 (Passcode 4225264 #).
Additional information
You can find a copy of our second quarter MD&A and interim financial statements on our website at cameco.com, on SEDAR at sedar.com and on EDGAR at sec.gov/edgar.shtml.
Additional information, including our 2010 annual management’s discussion and analysis, annual audited financial statements and annual information form, is available on SEDAR at sedar.com, on EDGAR at sec.gov/edgar.shtml and on our website at cameco.com.

Profile
We are one of the world’s largest uranium producers, a significant supplier of conversion services and one of two Candu fuel manufacturers in Canada. Our competitive position is based on our controlling ownership of the world’s largest high-grade reserves and low-cost operations. Our uranium products are used to generate clean electricity in nuclear power plants around the world, including Ontario where we are a limited partner in North America’s largest nuclear electricity generating facility. We also explore for uranium in the Americas, Australia and Asia. Our shares trade on the Toronto and New York stock exchanges. Our head office is in Saskatoon, Saskatchewan.
As used in this news release, the terms we, us, our and Cameco mean Cameco Corporation and its subsidiaries and affiliates unless stated otherwise.
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Investor inquiries: Rachelle Girard (306) 956-6403
Media inquiries: Murray Lyons (306) 956-8064